EXHIBIT (a)(5)(iv)

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE FLOATING-RATE INCOME TRUST AND EATON VANCE SENIOR INCOME TRUST ANNOUNCE FINAL RESULTS OF TENDER OFFERS

BOSTON, MA, October 27, 2023 — Eaton Vance Floating-Rate Income Trust (NYSE: EFT) and Eaton Vance Senior Income Trust (NYSE: EVF) (each, a “Fund,” and, together, the “Funds”) each announced today the final results of the Fund’s cash tender offer for the following amount of its outstanding common shares (each, a “Tender Offer” and, together, the “Tender Offers”). The Tender Offers expired at 5:00 P.M. Eastern Time on October 25, 2023.

The final results of each Tender Offer based on a count by Equiniti Trust Company, LLC, the depositary for each Tender Offer, are provided in the table below.

Fund	Common Shares Offered to Purchase Pursuant to the Tender Offer	Common Shares Properly Tendered	Common Shares to be Purchased	Pro-Ration Factor*	Purchase Price**	Number of Outstanding Common Shares after Giving Effect to Tender Offer
EFT	2,909,042	5,903,838	2,909,042	49.274999900%	$12.7527	26,181,373
EVF	1,753,886	1,764,482	1,753,886	99.399000000%	$5.9756	15,784,972

* The number of common shares to be purchased divided by the number of common shares properly tendered. The pro-ration factor is subject to rounding adjustment to avoid the purchase of fractional shares.

** Equal to 98% of the relevant Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (NYSE) on October 25, 2023 (the date the Tender Offer expired).

Under the terms and conditions of each Fund’s Tender Offer, if the number of common shares properly tendered exceeded the number of common shares offered to purchase, the Fund will purchase common shares properly tendered on a pro rata basis (disregarding fractional shares). As indicated above, EFT and EVF will purchase 49.274999900% and 99.399000000% of the common shares properly tendered, respectively. Each Fund will purchase the common shares accepted for payment as promptly as practicable.

The information agent for each Tender Offer is EQ Fund Solutions, LLC. Any questions with regard to any of the Tender Offers may be directed to the information agent toll-free at 1-888-542-7446.

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About Eaton Vance

Eaton Vance applies in-depth fundamental analysis to the active management of equity, income, alternative and multi-asset strategies. Eaton Vance’s investment teams follow time-tested principles of investing that emphasize ongoing risk management, tax management (where applicable) and the pursuit of consistent long-term returns. The firm’s investment capabilities encompass the global capital markets. Eaton Vance is a part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About the Funds

Except for sales of shares pursuant to a tender offer, common shares of each Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Funds) often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. No Fund is a complete investment program and you may lose money investing in a Fund. An investment in a Fund may not be appropriate for all investors. Before investing in a Fund, prospective investors should consider carefully the Fund’s investment objective, strategies, risks, charges and expenses.

Important Notice

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of a Fund. The Tender Offers were made only by an offer to purchase, a related letter of transmittal and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For each Tender Offer, the relevant Fund has also made available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they contain important information about the relevant Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds. Additional information about the Funds, including performance and portfolio characteristic information, is available at eatonvance.com.

Statements in this press release that are not historical facts are “forward-looking statements” as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements. All forward-looking statements are as of the date of this release only; each Fund undertakes no obligation to update or review any forward-looking statements.